Exhibit 99.1

The Annual General Meeting and Extraordinary General Meeting of shareholders of ArcelorMittal (“General Meetings”) held today approved all resolutions by a strong majority.
Luxembourg 13 June 2020 (13:00 CET) – 68% of the voting rights were represented at the General Meetings. In view of the Covid-19 outbreak, the Board of Directors of ArcelorMittal (the “Company”) had decided to hold this year’s General Meetings by virtual-only format, as permitted by Luxembourg law. Arrangements were made to allow shareholders to vote electronically and by proxy voting. The results of the votes will be posted shortly on www.arcelormittal.com  under "Investors – Equity investors – Shareholders-events – AGM – Annual General Meeting and Extraordinary General Meeting of shareholders, 13 June 2020" where the full documentation regarding the General Meetings is available.
In particular, the shareholders:

•
approved the re-election of Mr. Lakshmi N. Mittal, Mr. Bruno Lafont, Mr. Michel Wurth and the election of Mr. Aditya Mittal and Mr. Etienne Schneider as directors of ArcelorMittal, for a term of three years each;

•	decided to increase the authorised share capital of the Company and change the Articles of Association accordingly.